 Exhibit (a)(5)

DTF TAX-FREE INCOME INC.
COMMENCES TENDER OFFER

CHICAGO, December 8, 2020 -- DTF Tax-Free Income Inc. (NYSE: DTF) (the “Fund”), a closed-end fund advised by Duff & Phelps Investment Management Co. (the “Adviser”), announced today that the Fund has commenced a cash tender offer (the “Offer”) for up to 17.5% of the Fund’s outstanding shares of common stock, par value $0.01 per share (the “Shares”) at a price per Share equal to 98% of the Fund’s net asset value per Share (“NAV”) as of the close of the regular trading session (normally 4:00 p.m. New York City time) on the New York Stock Exchange on January 8, 2021 (or if the Offer is extended, on the next trading day after the day to which the Offer is extended). The Fund will repurchase Shares tendered and accepted in the Offer in exchange for cash. In the event the Offer is oversubscribed, Shares will be repurchased on a pro rata basis.

The Offer will expire at 11:59 p.m., New York City time, on January 7, 2021, unless extended (the “Expiration Date”). The Fund may extend the period of time the Offer will be open by issuing a press release or making some other public announcement by no later than the next business day after the Offer otherwise would have expired. Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date.

The terms and conditions of the Offer are described in the Offer to Purchase dated December 8. 2020 (“Offer to Purchase”) and the related letter of transmittal that have been filed with the U.S. Securities and Exchange Commission (“SEC”). Questions regarding the Offer may be directed to AST Fund Solutions, LLC, the information agent for the Offer, at (888) 628-1041.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell Shares of the Fund and the above statements are not intended to constitute an offer to participate in the Offer. The Offer is being made only by the Fund’s Offer to Purchase and related letter of transmittal. Stockholders of the Fund should read the Offer to Purchase and the other documents the Fund has filed with the SEC, as they contain important information about the Offer. These and other filed documents are available to investors for free both at the website of the SEC and from the Fund. There can be no assurance that any Share repurchases will reduce or eliminate the discount of the Fund’s market price per Share to the Fund’s NAV.

About the Fund

DTF Tax-Free Income Inc. is a closed-end, diversified management investment company whose investment objective is current income exempt from regular federal income tax consistent with preservation of capital. The Fund seeks to achieve its investment objective by investing in a diversified portfolio of investment-grade tax-exempt obligations.

About the Adviser

The Adviser has more than 40 years of experience managing investment portfolios, including institutional separate accounts and open- and closed-end funds investing in utilities, infrastructure and real estate investment trusts (REITs).

The Adviser is a subsidiary of Virtus Investment Partners (NASDAQ: VRTS), a multi-boutique asset manager with approximately $116.5 billion under management as of September 30, 2020. Virtus provides investment management products and services to individuals and institutions through a multi-manager asset management business, comprising a number of individual affiliated managers, each with a distinct investment style, autonomous investment process and individual brand.

Other Important Information

This press release may contain statements regarding plans and expectations for the future that constitute forward-looking statements within the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the Fund’s current plans and expectations, and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Additional information concerning such risks and uncertainties are contained in the Fund’s filings with the SEC.

For more information about the Fund, please call the Fund’s toll free number at (800) 338-8214 or consult the Fund’s website at www.dpimc.com/dtf. The information contained on the Fund’s website is not part of this press release.

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Source:	DTF Tax-Free Income Inc.
Contacts:	Dianna P. Wengler or Timothy P. Riordan, (833) 604-3163

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